Exhibit 99.9

CONSENT OF EXPERT

FILED BY EDGAR

March 25, 2022

United States Securities and Exchange Commission

Re:	Entrée Resources Ltd. – Form 40-F

We refer to the report entitled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report” with an effective date of October 8, 2021 (the “Report”) as referenced in the Annual Report on Form 40-F dated March 25, 2022 for the year ended December 31, 2021 (the “Form 40-F”) of Entrée Resources Ltd. (the “Company”) which is to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

This letter is being filed as our consent to the use of our name and the Report, and summaries thereof (the “Summary Material”) in the Form 40-F, the Company’s Management Discussion and Analysis for the year ended December 31, 2021 and in the Company’s Annual Information Form for the year ended December 31, 2021 and any amendments thereto.

We hereby consent to the incorporation by reference in the Company’s Registration Statements on Form S-8 (Nos. 333-127062 and 333-182891) of the Summary Material concerning the Report and the reference to our name as set forth above in the Form 40-F.

On behalf of:

Wood Canada Limited

/s/ Greg Gosson
Greg Gosson
Technical Director, Geology & Compliance